Exhibit 99.1
SINA Reports Second Quarter 2009 Financial Results
SHANGHAI, China—August 31, 2009—SINA Corporation (Nasdaq GS: SINA), a leading online media company and mobile value-added service (MVAS) provider for China and for the global Chinese communities, today announced its unaudited financial results for the quarter ended June 30, 2009.
Second Quarter 2009 Highlights
•	Net revenues decreased 1% year over year to $90.3 million, exceeding the Company’s guidance between $85.0 million and $89.0 million.

•	Advertising revenues decreased 11% year over year to $57.8 million, reaching the high end of the Company’s guidance between $55.0 million and $58.0 million.

•	Non-advertising revenues increased 23% year over year to $32.5 million, exceeding the Company’s guidance between $30.0 million and $31.0 million.

•	GAAP net income* decreased 41% year over year to $13.3 million, or $0.23 diluted net income per share.

•	Non-GAAP net income* ** decreased 27% year over year to $17.1 million, or $0.29 diluted non-GAAP net income per share.

*	Net income for the second quarter of 2008 has been revised (see explanation under interest and other income section below).

**	Non-GAAP measures are described below and reconciled to the corresponding GAAP measures in the section below entitled “Reconciliation of Non-GAAP to GAAP Results.”
“During the second quarter of 2009, we saw strong execution in our online advertising business in China, which grew 35% from the prior quarter. The sequential growth rate was faster than our typical seasonal adjustment and shows that we are able to take advantage of an economic rebound.” said Charles Chao, CEO of SINA. “While further improvement of our advertising business will depend on the depth and sustainability of the economic recovery in China, we are seeking opportunities in the current environment to play a more critical and expanded role to brand advertisers in China by leveraging SINA’s leading online media platform, strong brand recognition and large, high-end user base.”
Financial Results
For the second quarter of 2009, SINA reported total revenues of $90.3 million, compared to $91.3 million in the same period in 2008 and $73.8 million for the first quarter of 2009.
Advertising revenues for the second quarter of 2009 totaled $57.8 million, representing an 11% decrease from the same period last year and a 34% increase from last quarter. For the second quarter of 2009, advertising revenues from China, which represented 99% of the Company’s total advertising revenues, decreased 11% from the same period last year and grew 35% from last quarter.
Non-advertising revenues for the second quarter of 2009 totaled $32.5 million, representing a 23%

increase from the same period in 2008 and a 6% increase from the previous quarter. For the second quarter of 2009, MVAS revenues, which accounted for 95% of non-advertising revenues, reached $30.9 million, representing a 26% increase from the same period last year and a 7% increase from the previous quarter.
Gross margin for the second quarter of 2009 was 56%, compared to 62% for the same period last year and 52% last quarter. Advertising gross margin for the second quarter of 2009 was 58%, compared to 64% in the same period last year and 50% in the previous quarter. Excluding stock-based compensation and amortization expense of intangible assets, non-GAAP advertising gross margin for the second quarter of 2009 was 59%, compared to 65% in the same period last year and 52% in the previous quarter. The year over year decrease in advertising gross margin was due to a decline in advertising revenues while advertising cost of revenues, primarily bandwidth related, increased. The sequential improvement in advertising gross margin was due to advertising revenues growing faster than advertising cost of revenues. MVAS gross margin for the second quarter of 2009 was 50%, compared to 55% in the same period last year and last quarter. The year over year and quarter over quarter declines in MVAS gross margin were primarily due to increased costs related to revenue sharing arrangements.
Operating expenses for the second quarter of 2009 totaled $36.7 million, flat over the same period last year and an increase of 23% from last quarter. Non-GAAP operating expenses for the second quarter of 2009, which exclude stock-based compensation and amortization expense of intangible assets, was $33.6 million, an increase of 1% from the same period last year and an increase of 25% from last quarter. The sequential increase in operating expenses was mainly due to higher marketing expenditures, bonuses and commissions and allowances for bad debt.
Income from operations for the second quarter of 2009 was $13.6 million, compared to $19.6 million for the same period last year and $8.7 million from last quarter. Non-GAAP income from operations for the second quarter of 2009 was $17.4 million, compared to $23.7 million for the same period last year and $12.5 million from last quarter.
Interest and other income for the second quarter of 2009 was $1.7 million, compared to $4.1 million for the same period last year and $3.1 million last quarter. The decrease in interest and other income was mainly due to lower interest rates on our cash, cash equivalents and short-term investments. On June 5, 2009, the Company furnished a Form 6-K/A to the Securities and Exchange Commission to revise the foreign exchange gains recognized in 2008 and to amend the Form 6-K furnished to the Securities and Exchange Commission on August 11, 2008, including the press release and unaudited financial results as of June 30, 2008 and for the three months ended June 30, 2008. Please refer to Form 6-K/A dated June 5, 2009 for further discussion.
Gain on investment for second quarter of 2008 relates to a $3.1 million gain resulting from the sale of a minority equity interest in the Company’s subsidiary China Online Housing Technology Corporation (“China Online Housing”) to E-House (China) Holdings Ltd (“E-House”).
Provision for income taxes for the second quarter of 2009 was $2.0 million, compared to $4.2 million for the same period last year and $2.1 million last quarter. The Company made a provision for income taxes for the second quarter of 2009 based on an estimated annual effective tax rate of 11% for its China operations.
Net income for the second quarter of 2009 was $13.3 million, compared to $22.5 million in the same period last year and $9.7 million last quarter. Diluted net income per share for the second quarter of 2009 was $0.23, compared to $0.37 in the same period last year and $0.17 last quarter. Non-GAAP net income for the second quarter of 2009 totaled $17.1 million, compared to $23.5 million in the same period last year and $13.5 million in the previous quarter. Non-GAAP diluted net income per share for the second quarter of 2009 was $0.29, compared to $0.39 in the same period last year and $0.23 last quarter.
As of June 30, 2009, SINA’s cash, cash equivalents and short-term investments totaled $582.0 million, compared to $540.9 million and $603.8 million as of June 30, 2008 and December 31, 2008, respectively. Cash flow from operating activities for the second quarter of 2009 was $18.8 million, compared to $20.8 million for the same period last year and $15.9 million last quarter.
Business Outlook
The Company currently estimates its total revenues for the third quarter of 2009 to be between $91 million and $94 million, with advertising revenues to be between $60 million and $62 million and non-advertising revenues to be between $31 million and $32 million. Stock-based compensation for the third quarter of 2009 is expected to be approximately $3 million to $4 million, which excludes any new shares that may be granted.
Announced Mergers
On July 23, 2009, the Company announced that it entered into a definitive agreement to merge its online real estate business with E-House’s wholly-owned subsidiary CRIC Holdings Limited (“CRIC”). Under the Agreement, SINA will inject its online real estate business into its majority-owned subsidiary China Online Housing. CRIC will issue its ordinary shares to SINA in exchange for SINA’s equity interest in China Online Housing, giving SINA a 39% equity interest in CRIC (without giving effect to any initial public offering shares). The closing of the transaction is conditional upon the closing of a proposed initial public offering of CRIC and listing of CRIC’s American depositary shares representing its ordinary shares on a major stock exchange in the United States (the “Proposed IPO”) and certain other customary closing conditions. Immediately upon the closing of the transaction and the Proposed IPO, E-House will be the majority shareholder of CRIC and SINA will be the second largest shareholder of CRIC. Upon the consummation of the transaction, SINA will be required to de-consolidate the financial results of its real estate business and account for its investment in CRIC using the equity method of accounting. Advertising revenues from SINA real estate business accounted for approximately 15% and 16% of SINA’s total advertising revenues for fiscal year 2008 and for the six months ended June 30, 2009, respectively.
On December 22, 2008, the Company announced that it entered into a definitive agreement with Focus Media Holding Limited (“FMCN”) to acquire substantially all of the assets of FMCN’s digital out-of-home advertising networks, including LCD display network, poster frame network and certain in-store network. The transaction is intended to combine the new media platform of the two companies in China to provide more effective and integrated marketing solutions to customers. The transaction is subject to customary closing conditions and certain regulatory approvals. Currently, the transaction is still undergoing antitrust review by the Department of Commerce of China. If the anti-trust approval is not received by the end of September 2009, both parties will need to re-negotiate an extension of the closing deadline in order to complete the transaction. Based on the December 22, 2008 announcement, SINA will issue 47 million newly issued ordinary shares to FMCN as consideration for the acquired assets. FMCN will then distribute SINA shares to its shareholders shortly after the closing.
Share Repurchase Program
Under the $100 million share repurchase program approved by the Company’s Board of Directors, as of August 31, 2009, the Company has purchased approximately 2.5 million shares in the open market at an average price of $20.37 for a total consideration of $50 million. The Company expects to continue the repurchase program with the remaining $50 million on an opportunistic basis.
Non-GAAP Measures
This release contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of the Company’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.
Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income, non-GAAP diluted net income per share and non-GAAP advertising gross margin.
The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain special items, including stock-based compensation charge, amortization of intangible assets and gain on the sale of minority interest in subsidiary from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains and losses (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.
The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors, as such expense will not result in future cash payment and is not an indicator used by management to measure the Company’s core operating results and business outlook.
The Company’s management believes excluding the non-cash amortization expense of intangible assets from its non-GAAP financial measures is useful for itself and investors, because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future.
The Company’s management believes excluding gain on the sale of minority interest in subsidiary from its non-GAAP financial measure of net income is useful for itself and investors, because such gains are not indicative of the Company’s core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.
Conference Call
SINA will host a conference call at 9:00 p.m. Eastern Time today to present an overview of the Company’s financial performance and business operations for the second quarter of 2009. The dial in number for the call is +1-866-356-3377 (US) or +1-617-597-5392 (International) and the pass code is 59264196. A live Webcast of the call will be available from 9:00 p.m. — 10:00 p.m. ET on Monday, August 31, 2009 (9:00 a.m. — 10:00 a.m. Beijing Time on September 1, 2009). The call can be accessed through SINA’s corporate web site at http://corp.sina.com. The call will be archived for 12 months on SINA’s corporate web site at http://corp.sina.com. A replay of the conference call will be available through September 6, 2009 at midnight eastern time. The dial-in number is +1-888-286-8010 (US) or +1-617-801-6888 (International). The pass code for the replay is 78920974.
About SINA
SINA Corporation (Nasdaq GS: SINA) is a leading online media company and mobile value-added service provider for China and for the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services, including region-focused online portals, MVAS, social networking service (SNS), blog, audio and video streaming, album, online games, email, search, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.
Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described without limitation in the “Business Outlook” section, the “Announced Mergers” section, the “Share Repurchase Program” section and in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the recent slower growth of the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, including the changes by mobile operators in China to their policies for MVAS, the Company’s ability to develop and market other MVAS products, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, any failure to successfully develop and introduce new products and any failure to successfully integrate acquired businesses. Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2008 and its other filings with the Securities and Exchange Commission.
Contact:
Cathy Peng
Investor Relations Manager
SINA Corporation
Phone: 86-10-82628888 x3112
Email: ir@staff.sina.com.cn

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2009	2008	2009	2009	2008
Net revenues:
Advertising	$57,755	$64,940	$43,171	$100,926	$112,776
Non-advertising	32,503	26,380	30,594	63,097	49,859

	90,258	91,320	73,765	164,023	162,635

Cost of revenues:
Advertising (a)	24,237	23,686	21,637	45,874	42,718
Non-advertising	15,751	11,466	13,495	29,246	21,644

	39,988	35,152	35,132	75,120	64,362

Gross profit	50,270	56,168	38,633	88,903	98,273

Operating expenses:
Sales and marketing (a)	21,118	21,102	15,829	36,947	36,099
Product development (a)	7,840	7,385	7,479	15,319	13,399
General and administrative (a)	7,287	7,824	6,193	13,480	15,235
Amortization of intangibles	411	258	411	822	515

	36,656	36,569	29,912	66,568	65,248

Income from operations	13,614	19,599	8,721	22,335	33,025

Non-operating income:
Interest and other income, net	1,715	4,051	3,080	4,795	8,291
Gain on investments	—	3,137	—	—	3,137

	1,715	7,188	3,080	4,795	11,428

Income before income taxes	15,329	26,787	11,801	27,130	44,453
Provision for income taxes	(1,991)	(4,245)	(2,052)	(4,043)	(7,825)

Net income	$13,338	$22,542	$9,749	$23,087	$36,628

Basic net income per share	$0.25	$0.40	$0.18	$0.43	$0.66

Diluted net income per share	$0.23	$0.37	$0.17	$0.40	$0.61

Shares used in computing basic net income per share	53,783	55,672	54,414	54,097	55,609
Shares used in computing diluted net income per share	58,198	60,669	58,446	58,285	60,463

(a) Stock-based compensation included under SFAS 123R was as follows:
Cost of revenues — advertising	$634	$854	$627	$1,261	$1,578
Sales and marketing	560	617	520	1,080	1,116
Product development	414	582	436	850	1,042
General and administrative	1,720	1,743	1,689	3,409	3,362

SINA CORPORATION
RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(U.S. Dollar in thousands, except per share data)

	Three months ended				Three months ended				Three months ended
	June 30, 2009				June 30, 2008				March 31, 2009
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

		634	(a)			854	(a)			627	(a)
		88	(b)			89	(b)			89	(b)

Gross profit	$50,270	$722		$50,992	$56,168	$943		$57,111	$38,633	$716		$39,349

		(2,694	)(a)			(2,942	)(a)			(2,645	)(a)
		(411	)(b)			(258	)(b)			(411	)(b)

Operating expenses	$36,656	$(3,105)		$33,551	$36,569	$(3,200)		$33,369	$29,912	$(3,056)		$26,856

		3,328	(a)			3,796	(a)			3,272	(a)
		499	(b)			347	(b)			500	(b)

Income from operations	$13,614	$3,827		$17,441	$19,599	$4,143		$23,742	$8,721	$3,772		$12,493

						3,796	(a)
		3,315	(a)			317	(b)			3,261	(a)
		469	(b)			(3,137	)(c)			470	(b)

Net income	$13,338	$3,784		$17,122	$22,542	$976		$23,518	$9,749	$3,731		$13,480

Diluted net income per share	$0.23			$0.29	$0.37			$0.39	$0.17			$0.23

Shares used in computing diluted net income per share	58,198			58,198	60,669			60,669	58,446			58,446

Gross margin — advertising	58%	1%		59%	64%	1%		65%	50%	2%		52%

	Six months ended				Six months ended
	June 30, 2009				June 30, 2008
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

		1,261	(a)			1,578	(a)
		177	(b)			89	(b)

Gross profit	$88,903	$1,438		$90,341	$98,273	$1,667		$99,940

		(5,339	)(a)			(5,520	)(a)
		(822	)(b)			(515	)(b)

Operating expenses	$66,568	$(6,161)		$60,407	$65,248	$(6,035)		$59,213

		6,600	(a)			7,098	(a)
		999	(b)			604	(b)

Income from operations	$22,335	$7,599		$29,934	$33,025	$7,702		$40,727

						7,098	(a)
		6,576	(a)			574	(b)
		939	(b)			(3,137	)(c)

Net income	$23,087	$7,515		$30,602	$36,628	$4,535		$41,163

Diluted net income per share	$0.40			$0.53	$0.61			$0.68

Shares used in computing diluted net income per share	58,285			58,285	60,463			60,463

Gross margin — advertising	55%	1%		56%	62%	2	%*	64%

(a)	To adjust stock-based compensation charges

(b)	To adjust amortization of intangible assets

(c)	To adjust gain on the sale of minority interest in a subsidiary

*	Rounding

SINA CORPORATION
UNAUDITED SEGMENT INFORMATION
(U.S. Dollar in thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2009	2008	2009	2009	2008

Net revenues
Advertising	$57,755	$64,940	$43,171	$100,926	$112,776
Mobile related	30,884	24,517	28,980	59,864	46,208
Others	1,619	1,863	1,614	3,233	3,651

	$90,258	$91,320	$73,765	$164,023	$162,635

Cost of revenues
Advertising	$24,237	$23,686	$21,637	$45,874	$42,718
Mobile related	15,313	10,929	13,108	28,421	20,453
Others	438	537	387	825	1,191

	$39,988	$35,152	$35,132	$75,120	$64,362

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollar in thousands)

	June 30,	December 31,
	2009	2008
Assets
Current assets:

Cash and cash equivalents	$431,861	$383,320
Short-term investments	150,096	220,504
Accounts receivable, net	72,324	79,183
Other current assets	13,351	9,424

Total current assets	667,632	692,431

Property and equipment, net	27,912	34,111
Goodwill and intangible assets, net	93,528	94,527
Other assets	1,854	1,425

Total assets	$790,926	$822,494

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,356	$1,397
Accrued liabilities	70,658	76,119
Income taxes payable	9,977	17,391
Convertible debt	99,000	99,000

Total current liabilities	180,991	193,907

Other long-term liabilities	3,785	4,039

Total liabilities	184,776	197,946

Shareholders’ equity	606,150	624,548

Total liabilities and shareholders’ equity	$790,926	$822,494